UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of April, 2025 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-280673 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F- 3ASR UNDER THE SECURITIES ACT OF 1933.

Santander UK Group Holdings plc Quarterly Management Statement for the three months ended 31 March 2025

Quarterly Management Statement Q1-25 1 Santander UK Group Holdings plc Mike Regnier, Chief Executive Officer, commented: “We carried good momentum from 2024 into Q1-25 as we continued to make progress on our strategic priorities. As part of this, we evolved our products and services to meet our customers’ changing behaviours and needs, including becoming the first major lender to change our assessments of how much customers can afford to pay towards a mortgage3, allowing them to borrow more. The progress we are making drove improved business performance in the first quarter, with an increase in net interest income and a reduction in operating expenses. However, charges relating to changes to our branch network1 resulted in a lower profit before tax of £358m for the quarter. Looking ahead, we will look to build on our positive momentum and will continue to work closely with Banco Santander to ensure that we harness the benefits of being part of a global business.” Q1-25 financial and business highlights Focus on providing our customers with products and services that meet their needs; continued support for our communities • First major lender to change our mortgage affordability assessments3, following updated FCA guidance, allowing customers to borrow more. • Continued to focus on customer service. Retail NPS2 continued to improve in the quarter; OneApp customer rating 4.7+ stars out of 5. • Enhanced functionality across our fast-growing digital channels as customers continue to choose digital over traditional channels. • Opened two new Work Cafés in Cheapside and High Street Kensington. Q1-25 profit before tax reduced by £33m to £358m (Q1-24: £391m), driven by £63m in charges relating to changes to our branch network1 • Banking NIM of 2.30% was up 23bps (Q1-24: 2.07%), maintaining the momentum seen in the second half of 2024 (Q4-24: 2.25%). • Net interest income increased 6%, driven by lower cost of deposits and supported by our structural hedge. • Operating expenses were down 1%, due to simplification and automation of the business, partially offset by a £21m expense relating to changes to our branch network1. • CIR of 54% improved 3pp, with higher income and lower costs. • Credit impairment charges were up £33m, trending to pre-pandemic levels after a period of write-backs. Cost of risk of 5bps (Dec-24: 3bps). • Provisions for other liabilities and charges were up 69%, driven by £42m in charges relating to changes to our branch network1. • RoTE of 12.4% (2024: 8.8%), increased mainly due to the non-repeat of the Q3-24 provision relating to historical motor finance commission payments in Q1-25. We continue to monitor ongoing developments surrounding historical motor finance commission payments closely. Customer loans and deposits were broadly stable in the quarter; LDR of 110% (Dec-24: 109%) • Mortgage loans were unchanged in Q1-25 at £167.2bn (Dec-24: £167.2bn); higher gross mortgage lending in Q1-25 of £5.8bn (Q1-24: £3.1bn). • Customer deposits were relatively flat in the quarter at £183.2bn (Dec-24: £183.4bn). • Asset quality remains good. Stage 3 ratio of 1.34% was down 6bps from Dec-24; Arrears remain low. Strong liquidity and funding, with our capital position maintaining significant buffers to regulatory requirements • CET1 capital ratio broadly stable at 14.7% (Dec-24: 14.8%); UK leverage ratio of 4.8% (Dec-24: 4.9%). • Equivalent of £5.6bn in medium-term funding issued in Q1-25; we expect to issue £10-12bn in total for the year. • LCR of 153% (Dec-24: 156%) reduced following TFSME repayments; liquidity pool of £50.3bn (Dec-24: £47.8bn). Outlook • We continue to anticipate a gradual return to net lending growth in 2025. • Our structural hedge position and recent pricing decisions are expected to make the bank more resilient to Bank Rate reductions. • We expect our cost of risk to continue to trend up towards pre-pandemic levels, following a period of credit impairment write-backs in 2024 which are not expected to be repeated. • Transformation through simplification and automation of our business is expected to continue to drive cost efficiencies over 2025. • We continue to monitor increasing risks from geopolitical events and the potential impact on our customers. Notes: 1. See appendix for more on changes to our branch network. 2. See appendix for more on NPS. 3. Santander UK industry analysis of bank and building society affordability rates as at 28 March 2025.

Income statement summary

Summarised consolidated income statement	Q1-25	Q1-24	Change
	£m	£m	%
Net interest income	1,120	1,053	6
Non-interest income[1]	77	95	(19)
Total operating income	**1,197**	**1,148**	**4**
Operating expenses[2]	(647)	(655)	(1)
Credit impairment (charges) / write-backs	(52)	(19)	174
Provisions for other liabilities and charges	(140)	(83)	69
Profit before tax	**358**	**391**	**(8)**
Tax on profit	(89)	(103)	(14)
Profit after tax	**269**	**288**	**(7)**
Banking NIM	2.30%	2.07%	23bps
CIR	54%	57%	-3pp

Q1-25 profit before tax down 8% vs Q1-24

- Net interest income increased 6% YoY, driven by lower cost of deposits and supported by our structural hedge.
- Non-interest income was down 19%, mainly due to the timing of unrealised losses arising from hedging ineffectiveness.
- Operating expenses were down 1%, driven by cost savings from simplification and automation of the business and a lower headcount. Cost savings were partially offset by a £21m expense relating to changes to our branch network[4].
- Credit impairment charges were up £33m, trending to pre-pandemic levels after a period of write-backs.
- Provisions for other liabilities and charges were up 69%, driven by £42m in charges relating to changes to our branch network[4].

Notes:

1. *Comprises 'Net fee and commission income' and 'Other operating income'.*
2. *Operating expenses before credit impairment (charges) / write-backs, provisions for other liabilities and charges.*
3. *Not used.*
4. *See appendix for more on changes to our branch network.*

Quarterly Management Statement Q1-25 2 Santander UK Group Holdings plc

Balance sheet summary[1]

Customer loans, customer deposits and wholesale funding	31 March 2025	31 December 2024
	£bn	£bn
Customer loans	197.8	197.9
Customer deposits	183.2	183.4
Total wholesale funding	56.8	56.1

Customer loans	31 March 2025	31 December 2024
	£bn	£bn
Retail & Business Banking	173.7	173.8
– Mortgages	167.2	167.2
– Credit Cards	2.9	2.8
– Unsecured Personal Loans	2.1	2.1
– Overdrafts	0.4	0.5
– Business Banking	1.1	1.2
Consumer Finance	4.7	4.8
Corporate & Commercial Banking	18.1	18.0
Corporate Centre	1.3	1.3
Total	**197.8**	**197.9**

Prudent approach to risk evident across our customer loan portfolio

- **Mortgages**: increased gross mortgage lending in Q1-25 of £5.8bn (Q1-24: £3.1bn).
- **Credit Cards**: 55% (Dec-24: 56%) of customers repay their full balance each month.
- **Unsecured Personal Loans**: average customer balance of £6k (Dec-24: £6k).
- **Overdrafts**: relatively small balance of £0.4bn (Dec-24: £0.5bn).
- **Business Banking**: includes £1.0bn (Dec-24: £1.1bn) of BBLS with 100% Government guarantee.
- **Consumer Finance**: 95% (Dec-24: 95%) of lending is collateralised on the vehicle.
- **CCB**: customers remain largely resilient with overall improvement in asset quality.

Customer deposits	31 March 2025	31 December 2024
	£bn	£bn
Retail & Business Banking	150.3	151.8
- Current Accounts	62.3	62.3
- Savings	73.9	74.8
- Business Banking	8.9	9.5
- Other Retail Products	5.2	5.2
Corporate & Commercial Banking	21.7	22.1
Corporate Centre	11.2	9.5
Total	**183.2**	**183.4**

Customer deposits remained relatively flat in the quarter

- Savings decreased following recent reductions in Bank Rate and repricing actions.
- Cost of deposits continued to fall from last year's peak.

Notes:

1. *See appendix for detailed balance sheet.*

Quarterly Management Statement Q1-25 3 Santander UK Group Holdings plc

Credit quality

Customer loan quality	31 March 2025			31 December 2024		
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
	%	%	%	%	%	%
Retail & Business Banking	89.0	9.9	1.11	88.6	10.2	1.16
– Mortgages	89.2	9.8	1.03	88.8	10.1	1.07
– Credit Cards	82.8	15.3	2.89	81.9	16.4	2.75
– Unsecured Personal Loans	90.2	8.5	1.25	90.5	8.3	1.20
– Overdrafts	51.7	41.5	7.72	53.9	39.5	7.40
– Business Banking	85.2	8.7	6.10	86.0	7.0	7.10
Consumer Finance	91.9	7.1	1.01	92.2	7.0	0.77
Corporate & Commercial Banking	86.3	10.3	3.71	84.8	11.6	3.96
Corporate Centre	99.7	0.2	0.15	99.6	0.1	0.22
Total	**88.9**	**9.8**	**1.34**	**88.4**	**10.2**	**1.40**

Arrears over 90 days past due	31 March 2025	31 December 2024
	%	%
Mortgages	0.77	0.80
Credit Cards	0.56	0.56
Unsecured Personal Loans	0.94	0.88
Overdrafts	3.11	3.05
Business Banking	4.08	3.89
Consumer Finance	0.46	0.53
Corporate & Commercial Banking	1.20	1.04

Loans in Stage 2 and Stage 3 improved, highlighting underlying asset quality

- Decrease of loans in Stage 2 and 3 slightly offset by increases in Consumer Finance and unsecured retail lending.
- CCB loans in Stage 2 and 3 decreased, driven by overall improvement in asset quality.

ECL provision

- ECL provision increased by £11m to £881m (Dec-24: £870m), driven by a wholesale exposure in Consumer Finance and a small increase in Overdrafts.
- 3-month gross write-off utilisation of £48m (Q1-24: £47m; 2024: £230m).

ECL[2] - 100% weight to each scenario	Upside	Base Case	Downside 1	Downside 2	Weighted
	£m	£m	£m	£m	£m
Retail & Business Banking	377	408	488	922	462
Consumer Finance	77	78	79	80	78
Corporate & Commercial Banking	320	328	349	414	341
Total	**774**	**814**	**916**	**1,416**	**881**
Scenario weights	15%	50%	25%	10%	100%

Notes:

1. *Not used.*
2. *ECL for Corporate Centre rounds to nil.*

Quarterly Management Statement Q1-25 4 Santander UK Group Holdings plc

Economic scenarios

Economic scenarios were updated for Q1-25 to reflect the latest market data, including expectations for inflation and Bank Rate

- Base Case scenario sees lower economic growth in 2025, due to a lower H2-24 economic performance and reduced consumer and business confidence.
- Upside scenario incorporates a quicker economic recovery.
- Downside 1 and Downside 2 scenarios capture the potential impact of weaker investment, the increasing risk from geopolitical events and the ongoing significant mismatch between job vacancies and skills, as well as a smaller labour force.

Economic scenarios[1]		Upside	Base Case	Downside 1	Downside 2	Weighted
		%	%	%	%	%
GDP	2024 (actual)	0.9	0.9	0.9	0.9	0.9
(Calendar year annual growth rate)	2025	1.6	0.8	(0.3)	(2.8)	0.3
	2026	2.5	1.3	—	(2.1)	0.8
	2027	2.5	1.4	0.9	1.0	1.4
	2028	2.5	1.4	1.0	2.6	1.6
	2029	2.6	1.4	1.0	2.9	1.6
	Start to trough[2]	n/a	n/a	(0.7)	(5.2)	(0.1)
Bank Rate	2024 (actual)	4.75	4.75	4.75	4.75	4.75
(at 31-Dec for each period)	2025	3.50	3.75	4.50	2.75	3.80
	2026	3.00	3.50	3.25	1.50	3.16
	2027	3.00	3.25	3.00	2.25	3.05
	2028	3.00	3.25	3.00	2.75	3.10
	2029	3.00	3.25	3.00	3.00	3.13
	5-year peak	4.50	4.50	4.50	4.50	4.50
HPI	2024 (actual)	4.0	4.0	4.0	4.0	4.0
(Q4 annual growth rate)	2025	5.2	3.0	(5.0)	(16.3)	(0.6)
	2026	4.6	3.0	(5.4)	(20.0)	(0.7)
	2027	4.7	3.0	2.1	4.0	3.1
	2028	4.5	3.0	4.2	9.2	4.0
	2029	4.5	3.0	4.5	8.5	4.0
	Start to trough[2]	n/a	n/a	(10.1)	(33.0)	(1.3)
Unemployment	2024 (actual)	4.4	4.4	4.4	4.4	4.4
(at 31-Dec for each period)	2025	4.2	4.6	5.0	7.6	4.9
	2026	4.0	4.4	5.4	8.3	5.0
	2027	4.0	4.3	5.5	7.7	4.9
	2028	4.0	4.3	5.5	7.1	4.8
	2029	4.0	4.3	5.5	6.5	4.8
	5-year peak	4.4	4.6	5.5	8.5	5.1
CRE price growth	2024 (actual)	0.4	0.4	0.4	0.4	0.4
(Q4 annual growth rate)	2025	5.0	2.1	(6.8)	(12.6)	(1.2)
	2026	5.7	2.6	0.5	(13.9)	1.1
	2027	3.3	2.3	2.3	4.5	2.6
	2028	3.1	2.1	1.8	3.8	2.3
	2029	3.1	1.8	2.1	3.5	2.2
	Start to trough[2]	n/a	n/a	(7.4)	(24.7)	(1.2)
Scenario weights		15%	50%	25%	10%	100%

Notes:
1. *Our Q1-25 forecast used for ECL calculation.*
2. *GDP, HPI and CRE start is taken from the level at Q4-24.*

Quarterly Management Statement Q1-25 5 Santander UK Group Holdings plc

Capital, liquidity and funding

Key metrics	31 March 2025		31 December 2024	
	£bn	%	£bn	%
Capital				
CET1 Capital	9.9	14.7	9.9	14.8
Total qualifying regulatory capital	14.0	20.7	13.9	20.9
T1 Capital / UK Leverage	11.9	4.8	11.8	4.9
RWA	67.4	—	66.6	—
Liquidity				
Liquid assets / LCR	50.3	153	47.8	156
Funding				
Loan to deposit ratio	—	110	—	109
Wholesale funding	59.0	—	56.1	—
- of which with a residual maturity of less than one year	20.2	—	19.7	—

Capital ratios well above regulatory requirements

- CET1 capital ratio was broadly stable at 14.7%.
- UK leverage exposure increased to £247.4bn (Dec-24: £242.4bn) due to liquidity management activities.

Strong liquidity position

- Strong LCR of 153% (Dec-24: 156%), reduced following TFSME repayments.
- LCR eligible liquid assets surplus of £17.1bn to regulatory requirements.
- NSFR of 138% (Dec-24: 136%).
- LCR eligible liquidity pool of £50.3bn (Dec-24: £47.8bn), includes £30.4bn cash and central bank reserves (Dec-24: £32.2bn).

Diversified funding across well-established issuance programmes

- LDR of 110% (Dec-24: 109%), following disciplined pricing actions, with mortgage lending and customer deposits broadly stable.
- Issued £5.6bn Sterling equivalent medium-term funding in Q1-25, including Covered Bond, RMBS and Senior Unsecured issuances[2].
- Repaid £1.2bn in TFSME in Q1-25, with an outstanding balance of £9.8bn at Mar-25. Additional £5.9bn is due for repayment by Oct-25.
- We expect to issue £10-12bn of medium-term funding in 2025, including the £5.6bn equivalent issued in Q1-25.

Structural hedge evolution

- Santander UK plc's structural hedge position decreased to £106bn at Mar-25 (Dec-24: £110bn), with a duration of 2.5 years (Dec-24: 2.4 years).
- We are well positioned for Bank Rate reductions.

Notes:

1. *Not used.*
2. *See appendix for more details on our 2025 funding plan.*

Quarterly Management Statement Q1-25 6 Santander UK Group Holdings plc

Quarterly Management Statement Q1-25 7 Santander UK Group Holdings plc Appendix - Calculations • Banking NIM: Annualised net interest income divided by average customer loans for the period (Q1-25: £197,648m; 2024: £201,968m). • Cost of risk: Sum of credit impairment (charges) or write-backs for the last 12-month period as a percentage of average customer loans for the last 12 months (Q1-25: £197,648m; 2024: £201,968m). • CIR: Total operating expenses before credit impairment (charges) or write-backs, provisions and charges as a percentage of the total of net interest income and non-interest income. • Non-interest income: Net fee and commission income plus other operating income. • Stage 1 ratio: Sum of Stage 1 drawn assets divided by the sum of total drawn assets. • Stage 2 ratio: Sum of Stage 2 drawn assets divided by the sum of total drawn assets. • Stage 3 ratio: Sum of Stage 3 drawn and undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets. • RoTE: Profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less average AT1 securities and average goodwill and other intangible assets. • Wholesale funding: Deposits by customers reported in Corporate Centre, debt securities in issue, subordinated debt, AT1 issuance and Central Bank facilities, TFSME and indexed-long term repos used for funding. Movement in Banking NIM Movement in Banking NIM (Annual) % Q1-24 Banking NIM 2.07 Loan margins (0.06) Structural deposit margins 0.22 Fixed and variable deposit margins 0.04 Funding, liquidity & other 0.03 Q1-25 Banking NIM 2.30 Movement in Banking NIM (Quarterly) % Q4-24 Banking NIM 2.25 Loan margins (0.03) Structural deposit margins 0.07 Fixed and variable deposit margins (0.01) Funding, liquidity & other 0.02 Q1-25 Banking NIM 2.30 • Loan margins: Customer rate less relevant risk-free rate. • Structural deposit margins: Customer rate less gross structural hedge yield. • Fixed and variable deposit margins: Customer rate less applicable swap rate or Bank Rate for fixed rate and variable rate deposits respectively. • Funding, liquidity & other: Mainly wholesale funding coupon less Bank Rate or SONIA, and income from the eligible liquidity pool.

Quarterly Management Statement Q1-25 8 Santander UK Group Holdings plc Appendix – Calculations continued RoTE Overview RoTE calculation Q1-25 2024 £m £m Annualised profit after tax 1,091 950 Phasing Adjustment 237 — Profit due to equity holders of the parent (A) 1,328 950 Average shareholders' equity 14,344 14,530 Less average AT1 securities (2,100) (2,148) Average ordinary shareholders equity 12,244 12,382 Average goodwill and other intangible assets (1,534) (1,544) Average tangible equity (B) 10,710 10,838 RoTE (A/B) 12.4% 8.8 % Phasing adjustment relates to charges relating to the changes to our branch network and the Bank of England Levy.

Appendix - Mortgages

Additional mortgage information	**31 March 2025**	31 December 2024
Stock average balance weighted LTV	51%	51%
New business average balance weighted LTV	63%	64%
London lending (new business) average balance weighted LTV	63%	64%
BTL proportion of loan book	9%	9%
Fixed rate proportion of loan book	91%	90%
Variable rate proportion of loan book	6%	7%
SVR proportion of loan book	2%	2%
FoR proportion of loan book	1%	1%
Proportion of customers with maturing mortgage retained online[1]	75%	77%
Average loan size (stock)[2]	£195k	£193k
Average loan size (new business)	£256k	£246k

Movement in mortgage lending	**£bn**
1 January 2025	**167.2**
New business	5.8
Redemptions and repayments	(5.8)
31 March 2025	**167.2**

Internal transfers of £6.6bn in Q1-25. Internal transfers relate to current customers switching from one product to another.

Appendix - Interest rate risk

12-month net interest income sensitivity[3]	**31 March 2025**	31 December 2024
	£m	£m
+100bps	140	166
-100bps	(162)	(200)

The table above shows how our net interest income would be affected by a 100 bps parallel shift (both up and down) applied instantaneously to the yield curve. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

Notes:

1. *Applied to mortgages three months post maturity and is calculated as a 12-month average of retention rates to Dec-24 and Sep-24 respectively.*
2. *Average initial advance of existing stock.*
3. *Based on modelling assumptions of repricing behaviour.*

Quarterly Management Statement Q1-25 9 Santander UK Group Holdings plc

Appendix - Capital

Regulatory capital requirements

Regulatory headroom	CET1 capital £bn	UK leverage £bn	Total capital £bn	MREL £bn
Mar-25 position	9.9	11.9	14.0	24.5
Minimum requirement	7.6	10.6	11.1	19.7
Distance to MDA/excess	**2.3**	**1.3**	**2.9**	**4.8**

Regulatory headroom	CET1 capital %	UK leverage %	Total capital %	MREL %
Mar-25 position	14.7	4.8	20.7	36.4
Minimum requirement	11.2	4.3	16.5	29.2
Distance to MDA/excess	**3.5**	**0.5**	**4.2**	**7.2**

Minimum requirement breakdown	CET1 capital %	UK leverage %	Total capital %	MREL %
Pillar 1	4.5	—	8.0	—
Pillar 2A	2.3	—	4.1	—
Capital conservation buffer	2.5	—	2.5	2.5
Countercyclical capital buffer	1.9	0.7	1.9	1.9
Base leverage	—	3.3	—	—
Leverage (6.75% leverage)	—	—	—	24.8
Systemic (O-SII requirements for RFB)	—	0.3	—	—
Minimum Requirement	**11.2**	**4.3**	**16.5**	**29.2**

Distance to MDA/excess for CET1 capital, total capital and MREL ratios are measured on HoldCo requirements and exclude a 1.0% RFB systemic buffer.

Movement in CET1 capital ratio

Movement in CET1 capital ratio	%
1 January 2025	**14.8**
Profit	0.2
AT1 coupons	(0.1)
Expected loss less provisions and pension	(0.1)
RWA and other	(0.1)
31 March 2025	**14.7**

Quarterly Management Statement Q1-25 10 Santander UK Group Holdings plc

Quarterly Management Statement Q1-25 11 Santander UK Group Holdings plc Appendix - Funding Wholesale funding 31 March 2025 31 December 2024 £bn £bn Medium term funding 47.7 44.6 Capital instruments 4.3 4.3 Short term funding 7.0 7.2 Total 59.0 56.1 Of which: Medium term funding 31 March 2025 31 December 2024 £bn £bn TFSME 9.8 11.0 Covered bonds 18.1 17.4 RMBS and ABS 4.8 3.9 Senior unsecured issuance from Santander UK plc 3.4 1.7 Senior unsecured issuance from Santander UK Group Holdings plc 11.6 10.6 Total 47.7 44.6 Capital instruments 31 March 2025 31 December 2024 £bn £bn Subordinated debt 2.2 2.2 AT1 2.1 2.1 Total 4.3 4.3 2025 issuance overview Medium term funding overview Year to date 2025 expected issuances £bn £bn Covered bonds 1.7 3.5 to 4.0 RMBS and ABS 1.0 1.0 to 1.5 Senior unsecured issuance from Santander UK plc 1.9 3.5 to 4.0 Senior unsecured issuance from Santander UK Group Holdings plc 1.0 2.0 to 2.5 Total 5.6 10.0 to 12.0 £500m AT1 issued in Feb-25 was fully subscribed by Banco Santander. 2025 expected issuances includes year to date issuances.

Quarterly Management Statement Q1-25 12 Santander UK Group Holdings plc Appendix - Balance sheet Balance sheet information Assets 31 March 2025 31 December 2024 £bn £bn Customer loans 197.8 197.9 Loans to JVs, accrued interest, ECL and other 5.4 5.0 Loans and advances to customers 203.2 202.9 Cash at central banks 31.5 33.1 Reverse repurchase agreements 14.2 10.3 Other financial assets 14.7 15.2 Other assets - non-interest earning 5.8 5.6 Total assets 269.4 267.1 Liabilities and Equity 31 March 2025 31 December 2024 £bn £bn Customer deposits 183.2 183.4 Deposits from JVs, accrued interest and other 2.2 2.4 Deposits by customers 185.4 185.8 Financial liabilities at amortised cost 56.8 54.0 Repurchase agreements 7.4 8.6 Other liabilities - non-interest bearing 5.2 4.6 Total liabilities 254.8 253.0 Shareholders' equity 14.6 14.1 Total liabilities and equity 269.4 267.1

Quarterly Management Statement Q1-25 13 Santander UK Group Holdings plc Appendix - Other Retail NPS Our customer experience research was subject to independent third party review. We measured the main banking NPS of 17,273 consumers on a six month basis using a 11-point scale (% Top 2 – % Bottom 7). The reported data is based on the six months ended 31 March 2025, and the competitor set included in the ranking analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest Group (NatWest & RBS) and TSB. Mar-25: NPS ranked 5th for Retail, we note a margin of error which impacts those from 2nd to 6th and makes their rank statistically equivalent. Dec-24: NPS ranked 5th for Retail, we note a margin of error which impacts those from 2nd to 6th and makes their rank statistically equivalent. While our Retail NPS continued to improve in the quarter, our ranking at Mar-25 was unchanged from Dec-24. Retail NPS will be our main customer service metric moving forward due to the significance of the retail business to our overall performance. Business and Commercial NPS will no longer be reported. Transforming our branch network In Q1-25, we announced changes to our branch network to enable the bank to better serve the changing needs of its customers. Starting in June 2025, the changes involve the closure of 95 branches, with new Community Bankers providing local communities with ongoing face-to- face support in these locations. Our refreshed network will consist of 349 branches, including 290 full-service branches, 36 reduced hours branches, 18 counter-free branches and five Work Cafés. As part of these changes, approximately 750 of our colleagues will be placed at risk of redundancy, with support provided to those impacted, including assistance in finding redeployment roles within the bank, access to specialist outplacement support, and dedicated wellbeing support. As a result, we have taken £63m in charges in the quarter, consisting of £21m in operating expenses and £42m in provision charges.

Quarterly Management Statement Q1-25 14 Santander UK Group Holdings plc List of abbreviations ABS Asset-Backed Securities AT1 Additional Tier 1 Banco Santander Banco Santander, S.A. Banking NIM Banking Net Interest Margin BBLS Bounce Back Loan Scheme BTL Buy-To-Let CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-to-Income Ratio CRE Commercial Real Estate ECL Expected Credit Losses FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HoldCo Holding Company (Santander UK Group Holdings plc) HPI House Price Index IFRS International Financial Reporting Standards LCR Liquidity Coverage Ratio LDR Loan-to-Deposit Ratio LTV Loan-To-Value MDA Maximum Distributable Amount n.a. Not applicable NPS Net Promoter Score NSFR Net Stable Funding Ratio O-SII Other Systemically Important Institutions PRA Prudential Regulation Authority RFB Ring-fenced Bank RoTE Return on Tangible Equity RMBS Residential Mortgage-Backed Securities RWA Risk-Weighted Assets Santander UK Santander UK Group Holdings plc SVR Standard Variable Rate TFSME Term Funding Scheme with additional incentives for SMEs UK United Kingdom

Quarterly Management Statement Q1-25 15 Santander UK Group Holdings plc Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves its customers via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalisation. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander has a listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. Contacts Martin McKinney Head of Funding, Asset Rotation and Investor Relations ir@santander.co.uk ir@santander.co.uk Stewart Todd Head of Communications and Responsible Banking mediarelations@santander.co.uk Basis of presentation The information in this statement is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2024 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. This statement provides a summary of the unaudited business and financial trends for the three months ended 31 March 2025 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2024. Disclaimer Santander UK Group Holdings plc (Santander UK) and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections, and Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward- looking statements. We have identified certain of these factors in the forward-looking statements on page 242 of the Santander UK Group Holdings plc 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 7 March 2025. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC By: / s / Angel Santodomingo Name: Angel Santodomingo Title: Chief Financial Officer Dated: 30 April 2025